October 2, 2024

Serena Shie
Chief Executive Officer
A SPAC II Acquisition Corp.
289 Beach Road #03-01
Singapore 199552

       Re: A SPAC II Acquisition Corp.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Form 10-Q for the Quarterly Period Ended June 30, 2024
           File No. 001-41372
Dear Serena Shie:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
Item 9A. Controls and Procedures, page 24

1. We note that the 10-K for the year ended December 31, 2023 represents your second annual report and therefore you are no longer within the transition period allowing for the
       exclusion of management   s report on internal control over financial
reporting. Please
       amend your annual report to include management's report on internal control over financial reporting pursuant to Item 308(a) of Regulation S-K. In addition, please reconsider your conclusion regarding the effectiveness of your disclosure controls and procedures.
Form 10-Q for the Quarterly Period Ended June 30, 2024
Exhibits

2. We note that the certifications filed as Exhibits 31.1 and 31.2 in your March 31, 2024 and
       June 30, 2024 Form 10-Q filings do not include the introductory language in paragraph 4 referring to internal control over financial reporting (as defined in Exchange Act Rule
 October 2, 2024
Page 2

       13a-15(f) and 15d-15(f)). Please confirm that your future periodic reports will include the certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Frank Knapp at 202-551-3805 or Jennifer Monick at 202-551-3295 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Giovanni Caruso, Loeb & Loeb LLP